Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279329

Prospectus Supplement No. 20

(to prospectus dated June 5, 2024)

44,382 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus of Longevity Health Holdings, Inc. (“we,” “us,” or “our”) dated June 5, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-279329). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2025 (the “Form 10-Q”). Accordingly, we have attached the Form Form 1-Q to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “XAGE.” On August 13, 2025, the last reported sale price of our common stock was $2.40 per share.

We are a “smaller reporting company” and have elected to comply with certain reduced public company reporting requirements. In addition, we are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” beginning on page 7 of Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40228

LONGEVITY HEALTH HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	86-1645738
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2403 Sidney Street, Suite 300 Pittsburgh, Pennsylvania	15203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 313-9633

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XAGE	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $345.00	XAGEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 13, 2025, the registrant had 1,781,738 shares of common stock, $0.0001 par value per share, outstanding.

i

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

LONGEVITY HEALTH HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
Current assets:
Cash	$1,551,199	$157,139
Accounts receivable	54,496	4,096
Inventory	1,172,634	108,705
Prepaid expenses	95,720	297,462
Deferred offering costs	65,000	86,314
Income taxes receivable	301,838	301,838
Total current assets	3,240,887	955,554
Operating lease right of use asset	343,426	384,879
Property and equipment, net of accumulated depreciation of $745,517 and $701,655, respectively	117,662	113,906
Intangible assets, net of accumulated amortization of $53,379 and $51,105, respectively	17,367	19,641
Total assets	$3,719,342	$1,473,980

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,590,542	$4,058,091
Accrued interest	1,175,845	1,175,845
Accrued expenses and other liabilities	920,049	313,713
Loans payable	16,672	241,158
Consideration payable	67,742	—
Earnout liabilities	51,325	—
Operating lease liability	91,473	87,898
Total current liabilities	6,913,648	5,876,705
Long-term liabilities:
Earnout payable, net of current portion	279,938	—
Operating lease liability, net of current portion	263,290	309,937
Total liabilities	7,456,876	6,186,642

Commitments and contingencies (see Note 9)

Stockholders’ deficit:
Series A convertible voting preferred stock, $0.0001 par value; -0- and 4,243 shares authorized, -0- shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	—	—
Common stock, $0.0001 par value, 250,000,000 shares authorized, and 1,483,738 and 696,969 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	148	70
Additional paid-in capital	68,526,285	64,158,930
Accumulated deficit	(72,263,967)	(68,871,662)
Total stockholders’ deficit	(3,737,534)	(4,712,662)
Total liabilities and stockholders’ deficit	$3,719,342	$1,473,980

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LONGEVITY HEALTH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gross sales	$535,978	$12,720	$1,070,921	$12,720
Discounts and allowances	(32,366)	(400)	(56,956)	(400)
Net sales	503,612	12,320	1,013,965	12,320
Cost of sales	200,954	292	441,484	292
Gross profit	302,658	12,028	572,481	12,028

Operating expenses:
Selling and marketing	345,505	11,045	626,054	11,045
Research and development	228,606	104,066	425,518	533,486
General and administrative	1,564,967	1,064,874	2,840,128	1,992,268
Depreciation and amortization of intangible assets	22,184	23,530	46,136	47,061
Total operating expenses	2,161,262	1,203,515	3,937,836	2,583,860
Loss from operations	(1,858,604)	(1,191,487)	(3,365,355)	(2,571,832)

Other income (expense):
Other income	4,357	19,771	10,234	28,825
Interest expense	(2,561)	(3,264)	(7,554)	(14,830)
Change in fair value of earnout liabilities	(29,630)	—	(29,630)	—
Amortization of debt discount	—	(6,081)	—	(19,549)
Loss on forward purchase agreement	—	(2,123,477)	—	(4,280,314)
Total other income (expense)	(27,834)	(2,113,051)	(26,950)	(4,285,868)
Loss from continuing operations before income taxes	(1,886,438)	(3,304,538)	(3,392,305)	(6,857,700)

Income tax benefit	—	—	—	—

Loss from continuing operations	(1,886,438)	(3,304,538)	(3,392,305)	(6,857,700)

Loss from discontinued operations	—	—	—	(1,252,276)
Gain on sale of discontinued operations	—	—	—	1,534,479
Net loss	$(1,886,438)	$(3,304,538)	$(3,392,305)	$(6,575,497)

Net loss per common share - basic and diluted:
Net loss from continuing operations	$(1.56)	$(4.78)	$(3.08)	$(9.43)
Discontinued operations, net of tax	—	—	—	0.39
Net loss per common share	$(1.56)	$(4.78)	$(3.08)	$(9.04)

Weighted average of common shares outstanding - basic and diluted	1,209,809	691,167	1,101,174	727,503

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LONGEVITY HEALTH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Three and Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at March 31, 2025	—	$—	1,004,117	$100	$66,572,144	$(70,377,529)	$(3,805,285)
Common Stock issued, net of costs	—	—	479,621	48	1,759,818	—	1,759,866
Stock-based compensation expense	—	—	—	—	194,323	—	194,323
Net loss	—	—	—	—	—	(1,886,438)	(1,886,438)
Balance at June 30, 2025	—	$—	1,483,738	$148	$68,526,285	$(72,263,967)	$(3,737,534)

Balance at March 31, 2024	—	$—	645,369	$65	$60,382,636	$(61,774,360)	$(1,391,659)
Common Stock issued in connection with Notes	—	—	7,096	1	473,499	—	473,500
Common Stock issued, net of costs	—	—	44,382	4	2,687,221	—	2,687,225
Stock-based compensation expense	—	—	—	—	163,700	—	163,700
Net loss	—	—	—	—	—	(3,304,538)	(3,304,538)
Balance at June 30, 2024	—	$—	696,847	$70	$63,707,056	$(65,078,898)	$(1,371,772)

Balance at January 1, 2025	—	$—	696,969	$70	$64,158,930	$(68,871,662)	$(4,712,662)
Common Stock issued, net of costs	—	—	748,461	74	3,397,402	—	3,397,476
Common Stock issued/issuable for Elevai Acquisition	—	—	38,308	4	660,801	—	660,805
Stock-based compensation expense	—	—	—	—	309,152	—	309,152
Net loss	—	—	—	—	—	(3,392,305)	(3,392,305)
Balance at June 30, 2025	—	$—	1,483,738	$148	$68,526,285	$(72,263,967)	$(3,737,534)

Balance at January 1, 2024	4,243	$1	769,686	$77	$83,252,333	$(58,503,401)	$24,749,010
Common Stock issued in connection with Notes	—	—	10,957	1	848,499	—	848,500
Stock received from AxoBio Disposition	(4,243)	(1)	(128,178)	(12)	(23,456,166)	—	(23,456,179)
Common Stock issued, net of costs	—	—	44,382	4	2,687,221	—	2,687,225
Stock-based compensation expense	—	—	—	—	375,169	—	375,169
Net loss	—	—	—	—	—	(6,575,497)	(6,575,497)
Balance at June 30, 2024	—	$—	696,847	$70	$63,707,056	$(65,078,898)	$(1,371,772)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LONGEVITY HEALTH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2025 and 2024

(Unaudited)

	2025	2024
Cash flows from operating activities:
Net loss from continuing operations	$(3,392,305)	$(6,857,700)
Loss from discontinued operations, net of tax	—	(1,252,276)
Gain on sale of discontinued operations	—	1,534,479
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of discontinued operations	—	(1,534,479)
Stock-based compensation	309,152	375,169
Depreciation and amortization of intangible assets	46,136	47,061
Amortization of right of use assets	93,174	68,779
Change in fair value of earnout liabilities	29,630	—
Amortization of debt discount	—	19,549
Loss on forward purchase agreement	—	4,280,314
Changes in operating assets and liabilities:
Accounts receivable	26,155	—
Inventory	222,210	(113,872)
Prepaid expenses	321,096	597,108
Assets available for sale	—	4,662,980
Accounts payable	258,791	(321,816)
Accrued expenses and other liabilities	592,530	(1,259,808)
Lease liability	(95,712)	(70,399)
Liabilities available for sale	—	(2,389,343)
Net cash used in operating activities	(1,589,143)	(2,214,254)

Cash flows from investing activities
Cash paid for Elevai Acquisition transaction costs	(150,000)	—
Cash paid for offering costs	(15,000)	—
Cash paid in AxoBio Disposition	—	(748,796)
Net cash used in investing activities	(165,000)	(748,796)

Cash flows from financing activities:
Proceeds from issuance of Common Stock, net of costs	3,397,476	2,687,225
Proceeds from issuance of loans	—	31,538
Repayment of loans	(249,273)	(469,899)
Net cash provided by financing activities	3,148,203	2,248,864

Net increase (decrease) in cash	1,394,060	(714,186)
Cash - beginning of the period	157,139	2,912,461
Cash - end of the period	$1,551,199	$2,198,275

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LONGEVITY HEALTH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Six Months Ended June 30, 2025 and 2024

(Unaudited)

	2025	2024
Supplemental cash flow information:
Interest paid	$7,554	$14,830
Income taxes paid	—	—

Non-cash financing activity:
Fair value of shares issued in Elevai Acquisition	$660,805	$—
Consideration payable	67,742	—
Earnout liabilities in Elevai Acquisition	301,633	—
Insurance premium financing agreement	24,787
Unpaid deferred offering costs	50,000
Fair value of shares received in AxoBio Disposition	—	23,456,179
Net assets sold in AxoBio Disposition	—	21,921,697
Common Stock issued in connection with conversion of Notes	—	848,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LONGEVITY HEALTH HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS

Longevity Health Holdings, Inc., a Delaware corporation (the “Company”), is a bio-aesthetics company focused on longevity and healthy aging. The Company’s cosmetic skincare and haircare products support skin and hair health and are tailored to meet the demanding technical requirements of professional care providers and discerning retail consumers. The Company sells its products in the United States through three channels, including business-to-business, direct-to-consumer and distributor sales channels. The Company's operations are based in Pittsburgh, Pennsylvania. The Company operates as a single segment, and all of its operations are located in the United States.

Reverse Stock Split

On May 12, 2025 (the “Split Effective Time”), the Company effected a reverse stock split of its common stock, par value $0.0001 per share (the “Common Stock”), at a ratio of 1:30 (the “Reverse Stock Split”). At the Split Effective Time, every 30 shares of Common Stock issued and outstanding immediately prior to the Split Effective Time were automatically combined into one issued and outstanding share of Common Stock without any change in the par value per share or the total number of authorized shares. In addition, proportional adjustments were made to the exercise price and number of shares of Common Stock issuable upon exercise of the Company's outstanding stock options and warrants. All share and per share numbers and amounts in this Quarterly Report on Form 10-Q (this “Form 10-Q”) have been restated to reflect the Reverse Stock Split.

Elevai Acquisition

On January 16, 2025 (the “Closing Date”), the Company completed, through its wholly owned subsidiary, Elevai Skincare, Inc. (formerly Cutis Cura Corporation), a Delaware corporation (the “Buyer”), the acquisition of substantially all of the assets (the “Purchased Assets”), and assumption of certain of the liabilities (the “Assumed Liabilities”), of PMGC Holdings Inc., a Nevada corporation and successor to Elevai Labs Inc., a Delaware corporation (the “Parent”), and PMGC Impasse, Inc. (formerly Elevai Skincare, Inc.), a Delaware corporation and a wholly owned subsidiary of the Parent (the “Seller”), related to the Seller’s skincare and haircare business (“Elevai Skincare”), pursuant to an Asset Purchase Agreement, dated as of December 31, 2024 (the “Asset Purchase Agreement”) as detailed in Note 4 (the “Elevai Acquisition”).

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the Russia-Ukraine war and the related sanctions imposed against Russia, the Israel-Hamas war and related tensions in the Middle East, geopolitical tensions between the United States and China, the imposition of tariffs and other trade restrictions by the U.S. government and foreign governments and related trade tensions, and other global macroeconomic factors, such as inflation and high interest rates, could reduce the Company’s ability to access capital, which could, in the future, negatively affect the Company’s liquidity and could materially affect the Company’s business and the value of its Common Stock.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The accompanying unaudited condensed consolidated financial statements include all adjustments that are of a normal recurring nature and necessary for the fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for the full year.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. If the underlying estimates and assumptions upon which the unaudited condensed consolidated financial statements are based change in the future, actual amounts may differ from those included in the accompanying unaudited condensed consolidated financial statements.

Elevai Acquisition

The Elevai Acquisition is accounted for as an asset purchase as it did not meet the screening test under GAAP to be considered a business in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). As such, the Purchased Assets and the Assumed Liabilities are recognized at fair value, with the excess of the fair value of the purchase consideration allocated to the financial assets acquired.

The allocation of the purchase consideration requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used, the purchase consideration for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that the Company has made.

Discontinued Operations

On March 26, 2024, the Company completed the AxoBio Disposition as described in Note 13. In accordance with ASC 205, Presentation of Financial Statements, Discontinued Operations, Other Presentation Matters (“ASC 205”), the assets and liabilities of AxoBio (as defined in Note 13) are classified as available for sale on the accompanying unaudited condensed consolidated balance sheets, and the results of its operations are reported as discontinued operations in the accompanying unaudited condensed consolidated statements of operations.

Segment Reporting

ASC Topic No. 280, Segment Reporting (“ASC 280”), establishes standards for the way that public business enterprises report information about operating segments in their unaudited condensed consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company’s business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our chief executive officer, who is our chief operating decision maker, views the Company’s operations and manages its business in one operating segment, which is principally the business of development and commercialization of bio-aesthetic products.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposit accounts, and cash equivalents include highly liquid instruments with maturities of three months or less. Cash and cash equivalents are held by financial institutions and are federally insured up to certain limits. At times, the Company’s cash and cash equivalents balance exceeds the federally insured limits, which potentially subjects the Company to concentrations of credit risk. As of June 30, 2025, the Company had $1,011,747 of cash balances in excess of such limits. As of June 30, 2025 and December 31, 2024, the Company had cash equivalents of $25,538 and $25,374, respectively.

Accounts Receivable

Accounts receivable are recorded at the original invoice amount. Receivables are considered past due based on the contractual payment terms. The Company reserves a percentage of its trade receivable balance based on collection history and current economic trends that it expects will impact the level of credit losses over the life of the Company’s receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectible, such balance is charged against the reserve. The Company had reserves of $23,587 and $0 related to the potential likelihood of not collecting its receivables as of June 30, 2025 and December 31, 2024.

Inventory

The Company’s inventory consists of raw materials, work-in-process, and finished goods and is stated at the lower of cost or net realizable value. Cost is calculated by applying the average cost method. The Company regularly reviews inventory quantities on hand and writes down to its net realizable value any inventory that it believes to be impaired. Management considers forecast demand in relation to the inventory on hand, the competitiveness of product offerings, market conditions, and product life cycles when determining excess and obsolescence and net realizable value adjustments. The Company had no reserve for obsolescence as of June 30, 2025 and December 31, 2024.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, Expenses of Offering. ASC 340-10-S99-1 states that specific incremental costs directly attributable to a proposed or actual offering of equity securities incurred prior to the effective date of the offering may be deferred and charged against the gross proceeds of the offering when the offering occurs. As of June 30, 2025, the Company had deferred costs related to the merger with True Health Inc., as detailed in Note 14, of $65,000. As of December 31, 2024, the Company capitalized deferred offering costs of $86,314 related to the 2025 Private Placement, as defined in Note 11, which was recognized as a reduction of the gross proceeds received.

Forward Purchase Agreement

In July 2023, the Company entered into a forward purchase agreement (the “FPA”) with each of Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”), and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Meteora”) providing for an over-the-counter prepaid equity forward transaction relating to 56,865 shares of Common Stock. The FPA was recorded at fair value, with changes in fair value recognized in the unaudited condensed consolidated statements of operations. In August 2024, the Company and Meteora amended the settlement method provision of the FPA from physical settlement to cash settlement (the FPA as amended, the “2024 FPA” and the amendment to the FPA, the “FPA Amendment”). At the end of the Valuation Period (as defined in the 2024 FPA), a cash amount payable to the Company would equal the number of unsold shares multiplied by the daily volume-weighted average price over the Valuation Period, less a settlement adjustment equal to the number of unsold recycled shares multiplied by $22.50. If the net settlement amount was negative, no amounts were due to or from the Company. No shares were sold pursuant to the 2024 FPA, and the Valuation Period terminated in October 2024 with no amounts due to or from the Company.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair charges are expensed as incurred. Fixed assets are depreciated under the straight-line method using the following estimated useful lives:

•
Equipment – 5-7 years
•
Leasehold improvements – The lesser of 10 years or the remaining life of the lease
•
Furniture and fixtures – 7 years

Intangible Assets

Finite-lived intangible assets are related to patent costs directly associated with the submission of Company patent applications. These intangible assets are carried at cost and amortized based on an estimated economic benefit period of 16 years. Gross patent costs of $70,746 as of June 30, 2025 and December 31, 2024 are being amortized on a straight-line basis over the patent term and are stated net of accumulated amortization of $53,379 and $51,105, respectively. The Company evaluates finite-lived intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment charge is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Significant judgments required in assessing the impairment of intangible assets include the assumption that the Company only has a single reporting unit, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and whether an impairment exists and, if so, the amount of that impairment. No asset impairment was recognized during the six months ended June 30, 2025 and 2024. Amortization expense totaled $1,137 and $1,132 for the three months ended June 30, 2025 and 2024, respectively, and $2,274 and $2,264 for the six months ended June 30, 2025 and 2024, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective adoption method. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five-step model:

•
Identification of the contract with a customer
•
Identification of the performance obligations in the contract
•
Determination of the transaction price
•
Allocation of the transaction price to the performance obligations in the contract
•
Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company primarily sells its products to customers within the United States. Revenues from these product sales are recognized when the customer obtains control of the product, which occurs at a point in time, typically upon shipment, at a standard transaction price for the specific product sold.

The Company has elected to apply the significant financing practical expedient, as allowed under ASC 606. As a result, the Company does not adjust the promised amount of consideration in a customer contract for the effects of a significant financing component when the period of time between when the Company transfers a promised good or service to a customer and when the customer pays for the good or service will be one year or less. The Company has standard payment terms that generally require payment within approximately 30 days. The Company had no material contract assets, contract liabilities, or deferred contract costs recorded as of June 30, 2025 and December 31, 2024. The Company expenses the costs to obtain a contract as incurred when the amortization period is less than one year.

Cost of Sales

Cost of sales is comprised of all costs to manufacture and package our products, third-party logistics and distribution costs, including shipping and handling costs and inventory adjustments due to expiring products, if any. Cost of sales also includes the Royalties (as defined in Note 4) on the sale of Elevai's products and the royalties related to the Yuva License detailed in Note 9.

Selling and Marketing Expenses

Selling and marketing expenses are recognized as incurred and consist primarily of advertising costs, commissions and distribution and marketing costs. Sales and marketing expenses totaled $345,505 and $11,045 for the three months ended June 30, 2025 and 2024, respectively, and $626,054 and $11,045 for the six months ended June 30, 2025 and 2024, respectively.

Research and Development Expenses

Research and development expenses are expensed as incurred and consist principally of personnel costs, laboratory supplies and consumables, and third-party testing services.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.

Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. The Company computes basic loss per share by dividing the loss attributable to holders of Common Stock for the period by the weighted average number of shares of Common Stock outstanding during the period. The Company’s options, warrants and preferred stock could potentially be exercised or converted into Common Stock and then share in the earnings of the Company. However, these instruments were excluded when calculating diluted loss per share because such inclusion would be anti-dilutive for the periods presented. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Potentially dilutive securities not included in diluted weighted average shares outstanding consist of the following (in common stock equivalents):

	June 30,
	2025	2024
Common Stock options	104,191	41,441
Common Stock warrants	745,701	154,941
Total Common Stock equivalents	849,892	196,382

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options, in the unaudited condensed consolidated statements of operations.

For stock options issued to employees and members of the Company’s Board of Directors (the “Board”) for their services, the Company estimates each option’s grant-date fair value using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the Common Stock consistent with the expected life of the option, risk-free interest rates, and expected dividend yields of the Common Stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, generally the vesting term. Forfeitures are recorded as incurred instead of estimated at the time of grant and revised.

Under Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, the Company accounts for stock options issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options that are in line with the process for valuing employee stock options noted above.

Leases

The Company accounts for leases in accordance with ASC 842, Leases (“ASC 842”). The Company determines if an arrangement contains a lease at inception as defined by ASC 842. To meet the definition of a lease under ASC 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. Right of Use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

Fair Value Measurements and Fair Value of Financial Instruments

The Company categorizes its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

•
Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
•
Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
•
Level 3 - Inputs are unobservable inputs that reflect the reporting entity’s assumptions on the assumptions the market participants would use to price the asset or liability based on the best available information.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and consideration payable approximate fair value because of the short-term nature of such instruments. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1.

Other financial assets and liabilities are categorized based on a hierarchy of inputs as follows:

	June 30, 2025		December 31, 2024		Fair Value
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Input Hierarchy
Money market accounts	$25,538	$25,538	$25,374	$25,374	Level 1
Earnout liabilities	331,263	331,263	—	—	Level 3

Changes in the fair value of Level 3 financial liabilities for the six months ended June 30, 2025 are as follows:

Earnout Liabilities:
Balance, beginning of year	$—
Initial recognition	301,633
Change in fair value	29,630
Balance, end of period	$331,263

In connection with the Elevai Acquisition, the Seller is entitled to a $56,525 cash earnout to be paid within 60 days following the sale of certain inventory as described in Note 4. In addition, the Buyer will pay the Seller a one-time payment of $500,000 if the Buyer achieves $500,000 in net revenue from sales of the Seller’s existing hair and scalp products as described in Note 4.

The fair value of the earnout liability associated with the sale of inventory was estimated using the following assumptions:

	January 16, 2025	June 30, 2025
Discount rate	21%	21%
Probability of milestone achievement	100%	100%
Expected term (in years)	1.00	0.54

The fair value of the earnout liability associated with the hair and scalp products was estimated using the following assumptions:

	January 16, 2025	June 30, 2025
Discount rate	21%	21%
Probability of milestone achievement	75%	75%
Expected term (in years)	2.00	1.54

NOTE 3 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

The unaudited condensed consolidated financial statements were prepared under the assumption that we would continue our operations as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of business. The Company had negative net working capital of $3,672,761 as of June 30, 2025, and a net loss of $3,392,305 and negative net cash flow from operations of $1,589,143 for the six months ended June 30, 2025.

Due to its current and potential liabilities, the cash available to the Company may not be sufficient to allow the Company to operate for at least 12 months from the date these unaudited condensed consolidated financial statements are available for issuance. The Company may need to raise additional capital through equity or debt issuances. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing payroll expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

As more fully described in Note 11, the Company closed an offering of Common Stock and Common Stock Warrants (as defined in Note 11) on January 2, 2025 in the 2025 Private Placement, resulting in gross proceeds to the Company of approximately $1.85 million and sold Common Stock under its ATM Financing (as defined in Note 11) in May 2025, resulting in gross proceeds to the Company of approximately $1.96 million. In addition, the Company also closed on the acquisition of the operating assets of Elevai Skincare in the Elevai Acquisition on January 16, 2025, as more fully described in Note 4. Elevai Skincare’s skincare and haircare products generated revenue of approximately $2.5 million in 2024. The Company also received $1.0 million in proceeds from the exercise of certain of the Common Stock Warrants in July 2025, as detailed in Note 14.

In addition to exploring the out-licensing of certain research and development programs to enhance its liquidity, the Company reduced its operating expenses in the first quarter of 2024 by terminating certain full-time employees in non-core areas or overlapping business functions. In addition, the Company terminated leases on redundant facility space in August 2024 and May 2025.

NOTE 4 — ELEVAI ACQUISITION

The purchase consideration for the Elevai Acquisition consisted of (i) 38,308 shares of Common Stock issued by the Company to the Seller (the “Closing Shares”) at the Closing, and 3,927 additional shares of Common Stock to be withheld by the Company for 12 months after the Closing to secure the indemnification obligations of the Seller and the Parent under the Asset Purchase Agreement and (ii) the Buyer’s assumption of the Assumed Liabilities. In addition, the Buyer will pay to the Seller, for each year ending on the anniversary of the Closing Date during the five-year period following the Closing, an amount, if any, equal to 5% of the Net Sales (as defined in the Asset Purchase Agreement) of the Buyer generated during such year from the Seller’s existing products as of the Closing (the “Royalties”). The Seller is also entitled to $56,525 in cash to be paid within 60 days following the sale by the Buyer of all 7,500 units of the Enfinity product and 20,000 tubes of the Empower product included in the Purchased Assets and the Buyer will pay the Seller, if and when payable, a one-time payment of $500,000 if the Buyer achieves $500,000 in net revenue from sales of the Seller’s existing hair and scalp products as of the Closing on or before the 24-month anniversary of the Closing Date (collectively, the “Elevai Earnout”).

The consideration in the Elevai Acquisition (the “Elevai Consideration”) as of the Closing consisted of the following:

Common Stock - 38,308 shares issued	$660,805
Common Stock - 3,927 shares withheld	67,742
Earnout liabilities	301,633
Estimated costs related to acquisition	150,000
Total estimated value of consideration transferred	$1,180,180

The Elevai Acquisition is accounted for as an asset purchase as it did not meet the screening test under GAAP to be considered a business pursuant to ASC 805. As such, the Purchased Assets and the Assumed Liabilities are recognized at fair value, with the excess of the fair value of the purchase consideration allocated to the non-financial assets acquired. For purposes of estimating the fair value, where applicable, of the assets acquired and liabilities assumed as reflected in the unaudited condensed consolidated financial information, the Company has applied the guidance in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

In accordance with ASC 815-40, as the Elevai Earnout was not indexed to the Common Stock, it was accounted for as a liability at the Closing and is subsequently remeasured at each reporting date with changes in fair value recorded as an adjustment to the Purchased Assets.

The total purchase consideration transferred in the Elevai Acquisition has been allocated to the Purchased Assets and Assumed Liabilities based on their fair values. The allocation of the purchase consideration as of the Closing was as follows:

Accounts receivable	$76,555
Inventory	1,286,139
Prepaid expenses and deposits	94,567
Right of use asset	51,721
Property and equipment	47,618
Total assets	1,556,600
Accounts payable	309,974
Customer deposits	13,806
Operating lease liability	52,640
Net assets to be acquired	$1,180,180

The Company estimated the fair value of the acquired inventories based on the selling price less costs to sell and recorded a fair value step-up of approximately $410,145 at the Closing Date. The fair value step-up is recognized in cost of sales as the related products sold.

The Company determined that the Elevai Acquisition was deemed significant to the Company in accordance with Rule 3-05 of Regulation S-X. As required by ASC 805, the following unaudited pro forma statements of operations for the six months ended June 30, 2025 and 2024 give effect to the Elevai Acquisition as if it had been completed on January 1, 2024. The unaudited pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of what the operating results actually would have been during the periods presented had the Elevai Acquisition been completed during the periods presented. In addition, the unaudited pro forma financial information does not purport to project future operating results. The pro forma statements of operations do not fully reflect: (i) any anticipated synergies (or costs to achieve synergies) or (ii) the impact of non-recurring items directly related to the Elevai Acquisition.

	Three months ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net sales from the unaudited condensed consolidated statements of operations	$503,612	$12,320	$1,013,965	$12,320
Add: Elevai Skincare net sales not reflected in the unaudited condensed consolidated statements of operations	—	605,529	152,381	1,220,092
Unaudited pro forma net sales	$503,612	$617,849	$1,166,346	$1,232,412

Net loss from the unaudited condensed consolidated statements of operations	$(1,886,438)	$(3,304,538)	$(3,392,305)	$(6,575,497)
Add: Inventory step-up adjustment recognized in cost of sales	151,689	—	386,341	—
Add: Elevai Skincare net loss not reflected in the unaudited condensed consolidated statements of operations	—	(859,580)	(27,644)	(1,712,709)
Unaudited pro forma net loss	$(1,734,749)	$(4,164,118)	$(3,033,608)	$(8,288,206)

NOTE 5 — INVENTORY

Inventory consists of the following:

	June 30, 2025	December 31, 2024
Raw materials	$598,547	$86,390

Work-in-process	13,618	19,229
Finished goods	560,469	3,086
Total	$1,172,634	$108,705

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2025	December 31, 2024
Lab equipment	$732,844	$696,648
Leasehold improvements	115,333	115,333
Furniture and fixtures	15,002	3,580
	863,179	815,561
Less: accumulated depreciation	(745,517)	(701,655)
Property and equipment, net	$117,662	$113,906

Depreciation expense included in loss from continuing operations in the accompanying unaudited condensed consolidated statements of operations was $21,047 and $22,398 for the three months ended June 30, 2025 and 2024, respectively and $43,862 and $44,797 for the six months ended June 30, 2025 and 2024, respectively. Depreciation expense included in discontinued operations in the accompanying unaudited condensed consolidated statements of operations was $10,828 for both the three and six months ended June 30, 2024.

NOTE 7 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following amounts:

	June 30, 2025	December 31, 2024
Accrued royalties	$74,576	$—
Accrued severance	26,911	—
Other accrued expenses	818,562	313,713
Accrued expenses and other liabilities	$920,049	$313,713

NOTE 8 —DEBT

Insurance Premium Financing

In April 2025, the Company entered into an agreement with a third party to finance a $24,787 premium on an insurance policy. This financing agreement has a monthly payment amount of $2,170, accrues interest at a rate of 10.99% and matures in February 2026. As of June 30, 2025 and December 31, 2024, there was $16,672 and $0, respectively, of principal outstanding under this financing agreement.

In July 2024, the Company entered into a separate agreement with a third party to finance a $423,687 premium on an insurance policy. This financing agreement had a monthly payment of $40,467, accrued interest at a rate of 9.99%, and matured in June 2025. As of June 30, 2025 and December 31, 2024, there was $0 and $235,884, respectively, of principal outstanding under this financing agreement.

In April 2024, the Company entered into a separate agreement with a third party to finance a $29,911 premium on an insurance policy. This financing agreement had a monthly payment amount of $2,761, accrued interest at a rate of 9.99% and matured in February 2025. As of June 30, 2025 and December 31, 2024, there was $0 and $5,274, respectively, of principal outstanding under this financing agreement.

Interest expense on these financing agreements totaled $2,561 and $3,264 for the three months ended June 30, 2025 and 2024, respectively, and $7,554 and $14,830 for the six months ended June 30, 2025 and 2024, respectively.

U.S. Small Business Administration (SBA) Loan

AxoBio had an outstanding loan with the SBA with total principal outstanding of $2,000,000 (the “SBA Loan”). Interest under the SBA Loan accrued at a simple interest rate of 3.75% annually on funds outstanding as of the anniversary date of the initial borrowing. A monthly payment in the amount of $9,953 began in December 2023 and continues for a total of 30 years. In connection with the AxoBio Acquisition, as described in Note 13, the SBA Loan was adjusted to fair value, which, excluding accrued interest, was determined to be $1,498,000. The difference in the outstanding principal and fair value of $502,000 was recorded as debt discount and amortized over the remaining term of the loan using the effective interest method. The Company incurred interest expense of $17,571 and amortization of debt discount of $4,242 for both the three and six months ended June 30, 2024. The interest expense and amortization of debt discount related to the SBA Loan are classified as a component of discontinued operations in the accompanying unaudited condensed consolidated statements of operations.

Related Party Loans

AxoBio had several promissory notes outstanding to Burns Ventures, LLC (the “Burns Notes”) with total principal outstanding of $5,610,000. The owner of Burns Ventures LLC was a former stockholder of AxoBio. Interest on the Burns Notes was payable quarterly at a fixed interest rate of 7.00%. The Burns Notes required no monthly payments and were due in full at maturity date on December 31, 2024. Interest expense for the Burns Notes totaled $89,448 for both the three and six months ended June 30, 2024. The interest expense related to the Burns Notes is classified as a component of discontinued operations in the accompanying unaudited condensed consolidated statements of operations.

2023 Promissory Notes

During the year ended December 31, 2023, the Company received proceeds of $848,500 from 26 zero-coupon Promissory Notes (the “Promissory Notes”). The Promissory Notes had a maturity date of one year from the date of issuance. The principal of the Promissory Notes was due in full at maturity. All Promissory Notes had a proportionate number of Common Stock warrants for 550 shares of Common Stock issued in connection with the issuance of the Promissory Notes with a fair value of $55,062. These warrants vested immediately and have a term of 5 years, with exercise prices ranging from $345 to $429. The fair value of these warrants was recorded as debt discount and was amortized over the term of the loans using the effective interest method. Debt discount amortization was $0 and $6,081 for the three months ended June 30, 2025 and 2024, respectively and $0 and $19,549 for the six months ended June 30, 2025 and 2024, respectively. Pursuant to the terms of the Promissory Notes, the Board elected to repay all maturities of the Promissory Notes in shares of Common Stock. During the six months ended June 30, 2024, the Company issued 10,957 shares of Common Stock to repay the Promissory Notes with an aggregate principal amount of $848,500.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Elevai Royalties

In conjunction with the Elevai Acquisition, the Company will pay the Seller the Royalties (as defined in Note 4) for each year ending on the anniversary of the Closing Date during the five-year period following the Closing. The Royalties earned with respect to each fiscal year are payable within five business days of the filing of the Company's Annual Report on Form 10-K for that fiscal year. The Company recognized expense related to the Royalties of $24,451 and $0 for the three months ended June 30, 2025 and 2024, respectively, and $49,576 and $0 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2024 and December 31, 2024, accrued Royalties totaled $49,576 and $0, respectively.

Yuva License Agreement

The Company's haircare product acquired in the Elevai Acquisition utilizes proprietary compounds licensed from Yuva BioSciences, Inc. (“Yuva”) pursuant to the Collaboration and License Agreement, dated November 28, 2023 (the “Yuva License”), by and between Yuva and the Company (as assignee of the Parent). This license provides the Company with a non-exclusive, non-transferable, non-assignable, royalty-bearing right to certain of Yuva’s intellectual property, with the right to sublicense, to develop, manufacture, and commercialize skincare products in the United States, Canada, and other mutually agreed to territories that contain Yuva’s proprietary compound and the Company's exosome-based ingredients or skincare products and Elevai ExosomesTM, which serve as a carrier for Yuva’s proprietary compound. In accordance with the terms of the Yuva License, the Company is obligated to pay earned royalties based on net sales of Elevai haircare product, with a minimum royalty of $50,000 due for the year ending December 31, 2025. Royalty expense related to the Yuva License was $25,000 and $0 for the three and six months ended June 30, 2025 and 2024, respectively. Accrued royalties related to the Yuva License as of June 30, 2025 and December 31, 2024 totaled $25,000 and $0, respectively.

Convertible Notes

On January 19, 2022, the Company issued two senior secured convertible notes (the “Convertible Notes”) of $1,111,111 each to two investors (the “Holders”), due on January 19, 2023. The Convertible Notes bore interest at 10% (18% upon default). The Company was required to make monthly interest payments for the interest incurred and required monthly principal payments of $158,730 beginning on July 19, 2022. The Convertible Notes were collateralized by certain of the assets (including current and future intellectual property) of the Company. The Convertible Notes were issued with a 10% discount and were subject to an 8% commission due to the underwriter. These fees were recorded as debt discount. In addition, each of the Holders received warrants to subscribe for and purchase up to 5,180 shares of Common Stock (the “Convertible Note Warrants”). Each Convertible Note Warrant is exercisable at a price of $4.80 per warrant share, vested immediately, and has a term of five years. The fair value of the Convertible Note Warrants at the time of issuance was $409,483, which was recorded as debt discount.

On July 19, 2022, the Company defaulted on the Convertible Notes. Under the terms of the Convertible Notes, upon an event of default, there would be a 25% increase to the outstanding principal, in addition to the interest rate increasing from 10% to 18%. Upon the event of default, the unamortized debt discount of $958,899 was accelerated and expensed, and the 25% increase in outstanding principal of $555,556 was recorded as interest expense.

On November 2, 2022, the Company received a letter (“Notice of Acceleration”) from one of the Holders, notifying it of an Event of Default under the Convertible Notes. The Company entered into an agreement with such Holder, Puritan Partners LLC (“Puritan”), in connection with the Notice of Acceleration on December 19, 2022. Based on the representations, warranties and agreements and in consideration of the Company's agreement to pay Puritan (i) the outstanding principal amount, plus accrued interest, late fees and all other amounts then owed as specified in the Convertible Notes and (ii) 833 freely tradable shares of Common Stock (not subject to lock-up or any other restrictions on transfer) at a price of $300.00 per share, Puritan withdrew and rescinded the Notice of Acceleration, and such Notice of Acceleration was deemed null and void and had no further force or effect. Puritan further agreed that, based on the representations and warranties, and agreements contained in such agreement, it shall not issue any further notices of acceleration or default notices under the Convertible Notes, seek repayment of any amounts due under the Convertible Notes, or seek to exercise any other remedies contained in the Convertible Notes and other related agreements in regard to non-payment of the Convertible Notes from the date of the Notice of Acceleration until June 30, 2023.

Subsequent to the closing of the Company's business combination with Carmell Therapeutics Corporation in July 2023 (the “Business Combination”), the Company repaid $2,649,874 to the Holders, which represented the original principal amount of the Convertible Notes plus accrued interest at a rate of 25%, which the Company believes is the maximum rate permissible under New York State usury laws. In addition, the Company issued Puritan 833 freely tradable shares of Common Stock. In the fourth quarter of 2023, both Holders provided notice to the Company demanding additional payment of principal and interest on the Convertible Notes in an approximate amount of $600,000 per Holder at the closing of the Business Combination with additional interest thereon. In the case of Puritan, following the Business Combination, Puritan alleged that the Business Combination constituted a “Fundamental Transaction” under the terms of the Convertible Note Warrants, resulting in a purported right for Puritan to require the Company to repurchase such Convertible Note Warrants at a purchase price equal to the Black-Scholes Value of the unexercised portion of such Convertible Note Warrants as of the closing of the Business Combination. Puritan calculated the cash amount of such repurchase to be $1,914,123. The Company believes that this calculation is inaccurate. The other Holder demanded to be provided with its share of the Convertible Note Warrants. Puritan has also asserted damages in connection with the timing of the issuance to it of 833 freely tradable shares of Common Stock. The Company believes that it provided freely tradable shares to Puritan at the same time as other stockholders. Puritan’s total claims, inclusive of the amounts paid at the Closing Date, exceed $4,050,000 in connection with a loan for which the Company received $1,000,000. Management of the Company believes that its obligations under the Convertible Notes and Convertible Note Warrants have been satisfied and that no additional payments are due to the Holders, and the Company has conveyed its position to the Holders. As described in further detail below, Puritan has filed a complaint against the Company related to these allegations. There can be no assurance that these or similar matters will not result in further arbitration, litigation or other dispute resolution, which may not be resolved in our favor and may adversely impact our financial condition.

On November 8, 2023, Puritan filed a complaint captioned Puritan Partners LLC v. Carmell Regen Med Corporation et al., No. 655566/2023 (New York Supreme Court, New York County), naming the Company as a defendant. In the complaint, Puritan asserts that the Company breached its obligations under the Convertible Notes and the Convertible Note Warrants. Puritan also asserts that the Company did not comply with its obligations to provide Puritan with 833 freely tradable shares of Common Stock in a timely manner. Puritan asserts claims for declaratory judgment, breach of contract, conversion, foreclosure of its security interest, replevin, unjust enrichment, and indemnification, and seeks remedies, including damages totaling $2,725,000 through November 1, 2023, additional fees and interest thereafter, costs and attorney’s fees, an order of foreclosure on its security interest, and other declaratory relief. The Company carried an accrual for interest payable of $1,175,845 as of June 30, 2025 and December 31, 2024 related to the Convertible Notes. The Company moved to dismiss the complaint, and, in July 2024, the court dismissed four of the eight claims in the complaint without prejudice. The case is currently in the discovery phase with respect to the remaining claims, which is expected to last into the fourth quarter of 2025. The Company intends to defend itself vigorously against this litigation. However, there can be no assurance that this matter will be resolved in the Company’s favor, and an adverse outcome could have a material adverse effect on the Company’s financial condition.

NOTE 10 — PROFIT-SHARING PLAN

The Company has 401(k) profit-sharing plans covering substantially all employees. The Company’s discretionary profit-sharing contributions are determined annually by the Board. No discretionary profit-sharing contributions were made to the plans during the three and six months ended June 30, 2025 and 2024.

NOTE 11 — STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

Pursuant to the Company's certificate of incorporation, as amended, it is authorized to issue 250,000,000 shares of Common Stock. As of June 30, 2025 and December 31, 2024, the Company had 1,483,738 and 696,969, respectively, shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.

In May 2025, the Company sold 479,621 shares of its Common Stock at prices ranging from $3.36 to $4.09 (with an average price of $4.08) per share through an at-the-market equity offering facility (the “ATM Financing”). Gross proceeds from the sale of Common Stock under the ATM Financing totaled $1.96 million, prior to deducting fees of $0.06 million paid to the sales agent, Brookline Capital Markets, a division of Arcadia Securities, LLC ("Brookline"), and other offering expenses of $0.14 million payable by the Company. A member of the Company's board of directors is a managing partner of Brookline.

Upon the Closing, the Elevai Consideration included 38,308 shares of Common Stock and 3,927 additional shares of Common Stock to be withheld by the Company for 12 months after the Closing to secure the indemnification obligations of the Seller and the Parent under the Asset Purchase Agreement. These shares had fair values of $660,805 and $67,742, respectively. The withheld shares are disclosed as Consideration Payable on the unaudited condensed consolidated balance sheet as of June 30, 2025.

On January 2, 2025, the Company sold and issued (i) an aggregate of 268,840 shares of Common Stock at an offering price of $6.90 per share, and (ii) warrants to purchase up to an aggregate of 268,840 shares of Common Stock at an exercise price of $6.90 (the “Common Stock Warrants”) in a private placement (the “2025 Private Placement”). The aggregate gross proceeds from the 2025 Private Placement were approximately $1.85 million, before deducting fees of $0.19 million paid to the placement agent, Brookline (the “Placement Agent”), and other offering expenses of approximately $0.3 million.

The Common Stock Warrants have a five-year term and became exercisable upon shareholder approval, which occurred in March 2025. The Common Stock Warrants also contain certain provisions that, in the event of a stock split, result in the exercise price and number of shares of Common Stock issuable upon exercise of such warrants being subject to a proportionate adjustment, as well as a down-round provision. In connection with the closing of the 2025 Private Placement, the Company issued a warrant to purchase an aggregate of 18,553 shares of Common Stock to the Placement Agent (the “Placement Agent Warrant”). The Placement Agent Warrant has an exercise price of $6.90 and a term of five years, and became exercisable six months after issuance. The Placement Agent Warrant contains the same terms as the Common Stock Warrants regarding the adjustment in the event of a stock split and the down-round provision. The fair value of the Placement Agent Warrant at issuance was approximately $0.31 million.

Upon the Reverse Stock Split, the adjustment provision for the Common Stock Warrants and Placement Agent Warrant was triggered. As a result, the total shares issuable on exercise of the Common Stock Warrants increased from 268,840 to 473,220, and the exercise price changed from $6.90 to $3.92. Similarly, the total shares issuable on exercise of Placement Agent Warrant increased from 18,553 to 32,666, and the exercise price changed from $6.90 to $3.92. The incremental consideration for the Placement Agent Warrant related to such adjustment was approximately $0.04 million. As a result of shares sold as part of the ATM Financing, the down-round provision on the Common Stock Warrants and the Placement Agent Warrant was triggered. As a result, the exercise price of such warrants was reduced to $3.36 and the total shares issuable on exercise of the Common Stock Warrants and the Placement Agent Warrant increased to 552,798 and 38,159, respectively. The incremental consideration for the Placement Agent Warrant related to such adjustment was approximately $0.02 million.

In conjunction with the AxoBio Disposition in March 2024, the Closing Share Consideration (as defined in Note 13), including 128,178 shares of Common Stock issued for the AxoBio Acquisition, was returned to the Company and cancelled.

Series A Voting Convertible Preferred Stock

Pursuant to the Company's certificate of incorporation, as amended, it is authorized to issue 20,000,000 shares of preferred stock. In connection with the AxoBio Acquisition, the Company issued 4,243 shares of Series A Preferred Stock (as defined in Note 13) to former stockholders of AxoBio as part of the Closing Share Consideration. In conjunction with the AxoBio Disposition in March 2024, such shares were returned to the Company and were cancelled.

2023 Long-Term Incentive Plan

In July 2023, the stockholders of the Company approved the 2023 Long-Term Incentive Plan (the “2023 Plan”), which replaced the Amended and Restated 2009 Stock Incentive Plan (the “2009 Plan”). No new awards are being made under the 2009 Plan. Under the 2023 Plan, the Board may grant awards of stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards to employees and other recipients as determined by the Board. The exercise price per share for an option granted to employees owning stock representing more than 10% of the Company at the time of the grant cannot be less than 110% of the fair market value. Incentive and non-qualified stock options granted to all persons shall be granted at a price no less than 100% of the fair market value and any price determined by the Board. Options expire no more than ten years after the date of the grant. Incentive stock options to employees owning more than 10% of the Company expire no more than five years after the date of grant. The vesting of stock options is determined by the Board. Generally, the options vest over a four-year period at a rate of 25% one year following the date of grant, with the remaining shares vesting equally on a monthly basis over the subsequent thirty-six months.

The maximum number of shares that may be issued under the 2023 Plan is the sum of: (i) 34,880, (ii) an annual increase on January 1, 2024 and each anniversary of such date prior to the termination of the 2023 Plan, equal to the lesser of (a) 4% of the outstanding shares of our Common Stock determined on a fully diluted basis as of the immediately preceding year-end and (b) such smaller number of shares as determined by the Board or the compensation committee of the Board, and (iii) the shares of Common Stock subject to 2009 Plan awards, to the extent those shares are added into the 2023 Plan by operation of the recycling provisions described below.

The initial maximum number of shares of Common Stock that may be issued under the 2023 Plan through incentive stock options was 34,880, provided that this limit automatically increases on January 1 of each year for a period of not more than ten years, commencing on January 1, 2024 and ending on (and including) January 1, 2032, by an amount equal to the lesser of 50,000 shares or the number of shares added to the share pool as of such January 1, as described in clause (ii) of the preceding sentence. The following shares will be added (or added back) to the shares available for issuance under the 2023 Plan:

•
Shares subject to 2009 Plan or 2023 Plan awards that expire, terminate or are canceled or forfeited for any reason after the effectiveness of the 2023 Plan;
•
Shares that after the effectiveness of the 2023 Plan are withheld to satisfy the exercise price of an option issued under the 2009 Plan or 2023 Plan;
•
Shares that after the effectiveness of the 2023 Plan are withheld to satisfy tax withholding obligations related to any award under the 2009 Plan or 2023 Plan; and
•
Shares that after the effectiveness of the 2023 Plan are subject to a stock appreciation right that are not delivered on exercise or settlement.

However, the total number of shares underlying 2009 Plan awards that may be recycled into the 2023 Plan pursuant to the above-described rules will not exceed the number of shares underlying 2009 Plan awards as of the effective date of the 2023 Plan (as adjusted to reflect the Business Combination). Shares of Common Stock issued through the assumption or substitution of awards in connection with a future acquisition of another entity will not reduce the shares available for issuance under the 2023 Plan.

Warrant and Option Valuation

The Company computes the fair value of warrants and options granted using the Black-Scholes option pricing model. The expected term used for warrants and options issued to non-employees is the contractual life, and the expected term used for options issued to employees and directors is the estimated period that options granted are expected to be outstanding. The Company utilizes the “simplified” method to develop an estimate of the expected term of “plain vanilla” grants for stock options. The Company utilizes an expected volatility figure based on a review of the historical volatilities over a period equivalent to the expected life of the instrument valued by similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

Warrants Outstanding

A summary of warrant activity during the six months ended June 30, 2025 is as follows:

	Number of Shares Issuable on Exercise	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, December 31, 2024	154,744	$303.30	3.62	$36,242
Issued	590,957	3.36	0.00	—
Outstanding, June 30, 2025	745,701	$65.60	4.22	$—
Exercisable, June 30, 2025	707,542	$68.95	4.21	$—

Option Activity and Summary

A summary of option activity during the six months ended June 30, 2025 is as follows:

	Number of Shares Issuable on Exercise	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding, December 31, 2024	147,110	$36.07	9.36	$7,100
Expired/Cancelled	(42,919)	26.66	—	—
Outstanding, June 30, 2025	104,191	$39.94	8.75	$—
Vested/Exercisable, June 30, 2025	21,193	$79.51	7.63	$—

The Company recorded stock-based compensation expense related to its options of $194,323 and $163,700 for the three months ended June 30, 2025 and 2024, respectively, and $309,152 and $375,169 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, there was $1,563,753 of unrecognized compensation expense related to unvested stock options, which will be recognized over the weighted average remaining vesting period of 2.6 years.

NOTE 12 – INCOME TAXES

The Company did not record any income tax provision or benefit for the three and six months ended June 30, 2025 and 2024. The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of its deferred tax assets. The Company has established a valuation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such deferred tax assets in the accompanying unaudited condensed consolidated financial statements.

NOTE 13 – DISCONTINUED OPERATIONS

Axolotl Biologix, LLC (“AxoBio”) was acquired by the Company in August 2023 for (i) 128,178 shares of Common Stock and 4,243 shares of a newly designated series of Series A Convertible Voting Preferred Stock (the “Series A Preferred Stock”) issued upon the closing of the acquisition (the “Closing Share Consideration”), (ii) $8,000,000 in cash payable upon the delivery of AxoBio's audited financial statements (the “Closing Cash Consideration”), and (iii) up to $9,000,000 in cash and up to $66,000,000 in shares of Common Stock that, in each case, were subject to the achievement of certain revenue targets and research and development milestones (the “AxoBio Earnout”).

On March 26, 2024, the Company completed the disposition of AxoBio pursuant to a Membership Interest Purchase Agreement with the former stockholders of AxoBio (collectively, the “Buyers”), providing for the sale by the Company of all outstanding limited liability company interests of AxoBio (the “AxoBio Disposition”) to the Buyers. The consideration for the AxoBio Disposition consisted of (i) the Closing Share Consideration, (ii) cancellation of the notes payable to the Buyers in an aggregate principal amount of $8,000,000 issued as the Closing Cash Consideration in the AxoBio Acquisition and (iii) termination of the Company’s obligations with respect to the AxoBio Earnout.

The assets and liabilities of AxoBio as of March 26, 2024 consisted of the following:

Assets available for sale
Cash and cash equivalents	$30,001
Accounts receivable, net	4,495,200
Prepaid expenses	219,303
Inventories	3,036,107
Property and equipment, net	52,556
Intangible assets, net	21,636,947
Goodwill	19,188,278
Total assets available for sale	$48,658,392

Liabilities available for sale
Accounts payable	$6,612,869
Accrued interest	122,673
Accrued interest, related party	89,448
Other accrued expenses	72,581
Loans payable	1,509,312
Related party loans	5,610,000
Deferred consideration payable	8,000,000
Deferred income taxes	5,380,830
Total liabilities available for sale	$27,397,713

The significant components of discontinued operations for the six months ended June 30, 2024 in the accompanying unaudited condensed consolidated statements of income are as follows:

Operating expenses:
Selling and marketing	$100,000
Research and development	89,972
General and administrative	470,686
Depreciation and amortization	636,449
Total operating expenses	1,297,107
Loss from operations	(1,297,107)
Other income (expense):
Amortization of debt discount	(4,242)
Interest expense, related party	(89,448)
Interest expense	(17,571)
Total other (expense) income	(111,261)
Loss before income taxes	(1,408,368)
Income tax benefit, deferred	156,092
Discontinued operations, net	$(1,252,276)

NOTE 14 – SUBSEQUENT EVENTS

20/20 Biolabs Merger Agreement

The Company and 20/20 Biolabs, Inc., a Delaware corporation (“Biolabs”), entered into an Agreement and Plan of Merger, dated April 11, 2025 (the “Biolabs Agreement”), by and among the Company, Biolabs, a wholly-owned subsidiary of the Company (“Biolabs Merger Sub”), and Jonathan Cohen, as the Stockholder Representative (the “Stockholder Representative”), pursuant to which, among other matters, Biolabs Merger Sub would merge with and into Biolabs, with Biolabs as the surviving corporation and a wholly-owned subsidiary of Longevity. On July 8, 2025, the Biolabs Agreement, as amended, automatically terminated in accordance with its terms. No termination fee or other payment is due to any party to the Biolabs Agreement from any other party thereto as a result of the termination.

THPlasma Merger Agreement

On July 14, 2025, the Company entered into an Agreement and Plan of Merger (the “THPlasma Agreement”) by and among the Company, THP Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), True Health Inc., a Delaware corporation (“True Health”), and Truehealth Management Group LLC, a Delaware limited liability company (“TMG”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the THPlasma Agreement, (i) Merger Sub will merge with and into True Health (the “THPlasma Merger”), with True Health continuing as a wholly owned subsidiary of the Company and the surviving company of the THPlasma Merger (the “Surviving Company”) and (ii) the Company will acquire TMG’s right, title and interest in and to the authorizations, approvals, licenses, permits, certificates, registrations or exemptions issued by the U.S. Food and Drug Administration that are required for the research, development, collection, manufacture, processing, labeling, distribution, marketing, storage, transportation, use, sale and provision of True Health’s products (the “License Purchase”).

Merger Consideration

Subject to the terms and conditions of the THPlasma Agreement, at the effective time of the THPlasma Merger (the “Effective Time”), all outstanding shares of True Health common stock, par value $0.001 per share (the “True Health Common Stock”), and all outstanding shares of True Health preferred stock, par value $0.001 per share (the “True Health Preferred Stock,” and together with True Health Common Stock, the “True Health Capital Stock”), (in each case, other than certain excluded shares and dissenting shares will automatically be cancelled and will cease to exist and will thereafter only represent the right to receive a portion of 19,666,667 shares of Common Stock (the “Merger Shares”), with each holder of shares of True Health Capital Stock (other than certain excluded shares and dissenting shares) issued and outstanding immediately prior to Effective Time being entitled to receive such holder’s Pro Rata Share (as defined in the THPlasma Agreement) of the Merger Shares and such holder’s Pro Rata Share of 6,666,667 shares of Common Stock, as such shares may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination, after the closing of the THPlasma Merger (the “Merger Closing”), based on the performance of the Surviving Company if and when the requirements as set forth in the Section 3.6 of the THPlasma Agreement are achieved.

Subject to the terms and conditions of the THPlasma Agreement, at the Effective Time, each warrant for True Health Common Stock (a “True Health Warrant”) outstanding immediately prior to the Effective Time (that will not terminate per its own terms upon the Effective Time) will be automatically assumed by the Company and will become a warrant to acquire, on the same terms and conditions as were applicable under such True Health Warrant, the number of shares of Common Stock equal to the Pro Rata Share of the Merger Shares to which the holder of such True Health Warrant is entitled based on the number of shares of True Health Common Stock subject to the unexercised portion of such True Health Warrant immediately prior to the Effective Time (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such True Health Warrant immediately prior to the Effective Time divided by the ratio determined by dividing the number of the Merger Shares by the total number of shares of True Capital Stock outstanding on a fully diluted basis immediately prior to the Effective Time.

License Purchase Consideration

Subject to the terms and conditions of the THPlasma Agreement, the aggregate consideration for the License Purchase will be $5 million payable in cash by the Company upon the consummation of a sale of equity or debt securities of the Company, or a debt financing by the Company, in an aggregate amount of at least $5 million. No consideration attributable to the License Purchase is being paid in connection with the THPlasma Merger. The closing of the License Purchase (the “License Purchase Closing”) will occur concurrently with the Merger Closing.

Conditions to the THPlasma Merger

The Merger Closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the registration statement on Form S-4 filed by the Company in connection with the THPlasma Merger having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn, (ii) no law or order preventing the THPlasma Merger and the other transactions contemplated by the THPlasma Agreement, (iii) the required approvals by each respective party’s stockholders, (iv) the executed Lock-Up Agreements (as defined in the THPlasma Agreement) having been delivered to the Company and True Health, respectively, (v) the shares of Common Stock to be issued in the THPlasma Merger being approved for listing (subject to official notice of issuance) on the Nasdaq Stock Market (“Nasdaq”) and the Company having maintained its existing listing on Nasdaq and obtaining approval of the listing of the combined company on Nasdaq and (vi) each of the conditions to the License Purchase having been satisfied or waived at or prior to Merger Closing.

Conditions to the License Purchase

The License Purchase Closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) each of the conditions to the THPlasma Merger (other than the condition set forth in clause (vi) above) having been satisfied or waived at or prior to the License Purchase Closing and (ii) all required third-party consents, waivers, approvals, authorizations and notices having been obtained or made.

Warrant Exercises

In July 2025, certain of the Common Stock Warrants were exercised for an aggregate of 298,000 shares of Common Stock, resulting in proceeds to the Company of $1.0 million.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the related notes contained in Part I, Item 1 of this Quarterly Report on Form 10-Q (this "Quarterly Report") and our audited consolidated financial statements and the notes thereto, Part I – Item 1A. “Risk Factors” and Part II – Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Annual Report”). Unless the context requires otherwise, references in this Quarterly Report to “Longevity,” the “Company,” “we,” “us,” or “our,” are intended to refer to Longevity Health Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements

This Quarterly Report includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations, assumptions and projections about future events. These forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict and could cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “future,” “intend,” “anticipate,” “likely,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements and expectations regarding our ability to consummate the THPlasma Merger (as defined below) contemplated by the THPlasma Agreement (as defined below) in a timely manner or at all; the risk that the THPlasma Agreement may be terminated in certain circumstances; the satisfaction (or waiver) of the conditions to the Merger Closing (as defined below) and the License Purchase Closing; potential delays in consummating the THPlasma Merger; our ability to timely and successfully achieve the anticipated benefits of the THPlasma Merger; the risk related to the diversion of management’s attention from our ongoing business operations as a result of the THPlasma Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the THPlasma Agreement; the effect of the announcement or pendency of the THPlasma Merger on our business relationships, operating results and business generally; the risk that the THPlasma Merger disrupts our current plans and operations or affects our ability to retain or recruit key employees; costs related to the THPlasma Merger; the effect of limitations that the THPlasma Agreement places on our ability to operate our business or engage in an alternate transaction; the risk that our stock price may decline significantly if the THPlasma Merger is not completed; the launch and commercialization of our products, our ability to raise financing in the future; our success in retaining or recruiting key members of our management; market acceptance of our products; regulatory developments related to the cosmetics industry; our ability to compete in our industry; our need to grow the size of our organization in the future and the management of such growth; outcomes related to any ongoing or future legal proceedings, including, but not limited to, in relation to the THPlasma Merger or THPlasma Agreement; as well as all other statements other than statements of historical fact included in this Quarterly Report. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other filings we make with the U.S. Securities and Exchange Commission (the “SEC”), including those described under the section entitled Part II, Item 1A. “Risk Factors” in this Quarterly Report and under Part I, Item 1A, “Risk Factors” in the 2024 Annual Report. These forward-looking statements represent our estimates and assumptions as of the filing date of this Quarterly Report. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

We are a bio-aesthetics company focused on longevity and healthy aging. Our cosmetic skincare and haircare products support skin and hair health and are tailored to meet the demanding technical requirements of professional care providers and discerning retail consumers. Our product pipeline also includes innovative regenerative bone and tissue healing products on which further research and development has been paused. We sell our cosmetic products primarily in the United States through three channels, including business-to-business, direct-to-consumer and distributor sales channels.

New Developments

THPlasma Merger

On July 14, 2025, we entered into an Agreement and Plan of Merger (the “THPlasma Agreement”) by and among the Company, THP Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), True Health Inc., a Delaware corporation (“True Health”), and Truehealth Management Group LLC, a Delaware limited liability company (“TMG”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the THPlasma Agreement, (i) Merger Sub will merge with and into True Health (the “THPlasma Merger”), with True Health continuing as a wholly owned subsidiary of Longevity and the surviving company of the THPlasma Merger (the “Surviving Company”) and (ii) Longevity will acquire TMG’s right, title and interest in and to the authorizations, approvals, licenses, permits, certificates, registrations or exemptions issued by the U.S. Food and Drug

Administration that are required for the research, development, collection, manufacture, processing, labeling, distribution, marketing, storage, transportation, use, sale and provision of True Health’s products.

Merger Consideration

Subject to the terms and conditions of the THPlasma Agreement, at the effective time of the THPlasma Merger (the “Merger Effective Time”), all outstanding shares of True Health common stock, par value $0.001 per share (the “True Health Common Stock”), and all outstanding shares of True Health preferred stock, par value $0.001 per share (the “True Health Preferred Stock,” and together with True Health Common Stock, the “True Health Capital Stock”), (in each case, other than certain excluded shares and dissenting shares) will automatically be cancelled and will cease to exist and will thereafter only represent the right to receive a portion of 19,666,667 shares of Common Stock (such shares, the “Merger Shares”), with each holder of shares of True Health Capital Stock (other than certain excluded shares and dissenting shares) issued and outstanding immediately prior to Merger Effective Time being entitled to receive such holder’s Pro Rata Share (as defined in the THPlasma Agreement) of the Merger Shares and such holder’s Pro Rata Share of 6,666,667 shares of Parent Common Stock, as such shares may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination (together with the Merger Shares, the “Merger Consideration”), after the closing of the THPlasma Merger (the “Merger Closing”), based on the performance of the Surviving Company if and when the requirements as set forth in the Section 3.6 of the THPlasma Agreement are achieved.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each warrant for True Health Common Stock (a “True Health Warrant”) outstanding immediately prior to the Effective Time (that will not terminate per its own terms upon the Effective Time) will be automatically assumed by Longevity and will become a warrant to acquire, on the same terms and conditions as were applicable under such True Health Warrant, the number of shares of our Common Stock equal to the Pro Rata Share of the Merger Shares to which the holder of such True Health Warrant is entitled based on the number of shares of True Health Common Stock subject to the unexercised portion of such True Health Warrant immediately prior to the Effective Time (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such True Health Warrant immediately prior to the Effective Time divided by the ratio determined by dividing the number of the Merger Shares by the total number of shares of True Capital Stock outstanding on a fully diluted basis immediately prior to the Effective Time.

License Purchase Consideration

Subject to the terms and conditions of the THPlasma Agreement, the aggregate consideration for the License Purchase will be $5 million payable in cash by Longevity upon the consummation of a sale of our equity or debt securities, or a debt financing in an aggregate amount of at least $5 million. No consideration attributable to the License Purchase is being paid in connection with the THPlasma Merger. The closing of the License Purchase (the “License Purchase Closing”) will occur concurrently with the Merger Closing.

Conditions to the THPlasma Merger

The Merger Closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the registration statement on Form S-4 filed by Longevity in connection with the THPlasma Merger having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn, (ii) no law or order preventing the THPlasma Merger and the other transactions contemplated by the THPlasma Agreement, (iii) the required approvals by each respective party’s stockholders, (iv) the executed Lock-Up Agreements (as defined in the THPlasma Agreement) having been delivered to Longevity and True Health, respectively, (v) the shares of our Common Stock to be issued in the THPlasma Merger being approved for listing (subject to official notice of issuance) on the Nasdaq Stock Market (“Nasdaq”) and Longevity having maintained its existing listing on Nasdaq and obtaining approval of the listing of the combined company on Nasdaq and (vi) each of the conditions to the License Purchase having been satisfied or waived at or prior to the Merger Closing.

Conditions to the License Purchase

The License Purchase Closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) each of the conditions to the THPlasma Merger (other than the condition set forth in clause (vi) above) having been satisfied or waived at or prior to the License Purchase Closing and (ii) all required third-party consents, waivers, approvals, authorizations and notices having been obtained or made.

Termination of 20/20 Biolabs Merger Agreement

Longevity and 20/20 Biolabs, Inc., a Delaware corporation (“Biolabs”), entered into an Agreement and Plan of Merger, dated April 11, 2025 (the “Biolabs Agreement”), by and among Longevity, our wholly-owned subsidiary (“Biolabs Merger Sub”), and Jonathan Cohen, as the Stockholder Representative (the “Stockholder Representative”), pursuant to which, among other matters, Biolabs Merger Sub would merge with and into Biolabs, with Biolabs as the surviving corporation and a wholly-owned subsidiary of Longevity. On July 8,

2025, the Biolabs Agreement, as amended, automatically terminated in accordance with its terms. No termination fee or other payment is due to any party to the Biolabs Agreement from any other party thereto as a result of the termination.

Reverse Stock Split

On May 12, 2025 (the “Split Effective Time”), we effected a reverse stock split of our common stock, par value $0.0001 per share (the “Common Stock”) at a ratio of 1:30 (the “Reverse Stock Split”). At the Split Effective Time, every 30 shares of our Common Stock issued and outstanding immediately prior to the Split Effective Time were automatically combined into one issued and outstanding share of Common Stock without any change in the par value per share or the total number of authorized shares. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise of our outstanding stock options and warrants, as well as the applicable exercise prices, and to the number of shares issuable under our 2023 Equity Incentive Plan. All share numbers and per share amounts in this Form 10-Q have been restated to reflect the Reverse Stock Split.

ATM Facility

In May 2025, we sold 479,621 shares of its Common Stock at prices ranging from $3.36 to $4.09 (with an average price of $4.08) per share through an at-the-market equity offering facility (the “ATM Financing”). Gross proceeds from the sale of Common Stock under the ATM Financing totaled $1.96 million, prior to deducting fees of $0.06 million paid to the sales agent, Brookline Capital Markets, a division of Arcadia Securities, LLC ("Brookline"), and other offering expenses of $0.14 million payable by us. A member of our board of directors is a managing partner of Brookline.

Elevai Acquisition

On January 16, 2025 (the “Closing Date”), we completed, through our wholly owned subsidiary, Elevai Skincare, Inc. (formerly Cutis Cura Corporation), a Delaware corporation (the “Buyer”), the acquisition of substantially all of the assets (the “Purchased Assets”), and assumption of certain of the liabilities (the “Assumed Liabilities”), of PMGC Holdings Inc., a Nevada corporation and successor to Elevai Labs Inc., a Delaware corporation (the “Parent”), and PMGC Impasse, Inc. (formerly Elevai Skincare, Inc.), a Delaware corporation and a wholly owned subsidiary of Parent (the “Seller”), related to the Seller’s skincare and haircare business (“Elevai Skincare”) pursuant to an Asset Purchase Agreement, dated as of December 31, 2024 (the “Asset Purchase Agreement”), by and among Longevity, the Buyer, the Parent and the Seller (the “Elevai Acquisition”).

Upon the closing of the Elevai Acquisition (the “Elevai Closing”), the purchase consideration consisted of (i) 38,308 shares of Common Stock issued to the Seller (the “Closing Shares”) at the Elevai Closing, as well as 3,927 additional shares of Common Stock to be withheld by us for 12 months after the Elevai Closing to secure the indemnification obligations of the Seller and Parent under the Asset Purchase Agreement; (ii) Buyer’s assumption of the Assumed Liabilities; and (iii) $56,525 in cash to be paid within 60 days following the sale by the Buyer of all 7,500 units of the Enfinity product and 20,000 tubes of the Empower product included in the Purchased Assets as of the Elevai Closing. Following the Elevai Closing, the Buyer will pay the following additional earnout consideration for the Purchased Assets, if and when payable: (a) the Buyer will pay to the Seller, for each year ending on the anniversary of the Closing Date during the five-year period following the Elevai Closing, an amount, if any, equal to 5% of the Net Sales (as defined in the Asset Purchase Agreement) of the Buyer generated during such year from Seller’s existing products as of the Elevai Closing (the “Royalties”); and (b) the Buyer will pay to the Seller a one-time payment of $500,000 if the Buyer achieves $500,000 in net revenue from sales of the Seller’s existing hair and scalp products as of the Elevai Closing on or before the 24-month anniversary of the Closing Date.

Private Placement

On January 2, 2025, we closed on the 2025 Private Placement, pursuant to which we sold and issued (i) an aggregate of 268,840 shares of Common Stock at an offering price of $6.90 per share, and (ii) warrants to purchase up to an aggregate of 268,840 shares of Common Stock at an exercise price of $6.90 (the “Common Stock Warrants”). The aggregate gross proceeds from the 2025 Private Placement were approximately $1.85 million, before deducting fees of $0.19 million paid to the placement agent, Brookline (the “Placement Agent”) and other offering expenses of approximately $0.3 million. The Common Stock Warrants, if exercised for cash, will result in up to $1.85 million in additional gross proceeds to Longevity.

The Common Stock Warrants have a five-year term and became exercisable upon stockholder approval, which occurred in March 2025. The Common Stock Warrants also contain certain provisions that, in the event of a stock split, result in the exercise price and number of shares of Common Stock issuable upon exercise of such warrants being subject to a proportionate adjustment, as well as a down-round provision. In connection with the closing of the 2025 Private Placement, the Company issued a warrant to purchase an aggregate of 18,553 shares of Common Stock to the placement agent, Brookline (the “Placement Agent Warrant”). The Placement Agent Warrant has an exercise price of $6.90 and a term of five years, and became exercisable six months after issuance. The Placement Agent Warrant contains the same terms as the Common Stock Warrants regarding the adjustment in the event of a stock split and the down-round provision. The fair value of the Placement Agent Warrant at issuance was approximately $0.31 million.

Upon the Reverse Stock Split, the adjustment provision for the Common Stock Warrants and Placement Agent Warrant was triggered. As a result, the total shares issuable on exercise of the Common Stock Warrants increased from 268,840 to 473,220, and the exercise price changed from $6.90 to $3.92. Similarly, the total shares issuable on exercise of Placement Agent Warrant increased from 18,553 to 32,666, and the exercise price changed from $6.90 to $3.92. The incremental consideration for the Placement Agent Warrant related to such adjustment was approximately $0.04 million. As a result of shares sold as part of the ATM Financing, the down-round provision on the Common Stock Warrants and the Placement Agent Warrant was triggered. As a result, the exercise price of such warrants was reduced to $3.36 and the total shares issuable on exercise of the Common Stock Warrants and the Placement Agent Warrant increased to 552,798 and 38,159, respectively. The incremental consideration for the Placement Agent Warrant related to such adjustment was approximately $0.02 million.

Nasdaq Delisting Notices

On August 30, 2024, we received a letter from the Listing Qualifications Department of Nasdaq (the “Department”), notifying us that our Market Value of Listed Securities was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), Nasdaq provided us with 180 calendar days, or until February 26, 2025 (the “MVLS Compliance Date”), to regain compliance with the MVLS Requirement.

On September 30, 2024, we received a letter from the Department notifying us that, based upon the closing bid price of the Common Stock for the 31 consecutive business days from August 15, 2024 to September 27, 2024, we no longer met the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided us with 180 calendar days, or until March 31, 2025 (the “Minimum Bid Price Compliance Date”), to regain compliance with the Minimum Bid Price Requirement.

On March 4, 2025, we received written notice from the Department notifying us that we had failed to regain compliance with the MVLS Requirement by the MVLS Compliance Date. As such, we requested an appeal of Nasdaq’s delisting determination to the Nasdaq Hearings Panel (the “Nasdaq Hearings Panel”). On April 1, 2025, we received written notice from the Department notifying us that we had failed to regain compliance with the Minimum Bid Price Requirement by the Minimum Bid Price Compliance Date (the “Minimum Bid Price Deficiency”) and that the Nasdaq Hearings Panel would consider the Minimum Bid Price Deficiency, in addition to the MVLS Deficiency, in rendering its determination regarding our continued listing on the Nasdaq Capital Market at the hearing.

On April 15, 2025, our hearing with the Nasdaq Hearings Panel was held. The Nasdaq Hearings Panel conditionally granted us an additional compliance period until September 2, 2025 to regain compliance with both the MVLS Requirement and the Minimum Bid Price Requirement, subject to the provision of certain financial information with respect to the parties to the Biolabs Agreement and other conditions. On May 12, 2025, we effected the Reverse Stock Split.

We believe that the THPlasma Merger and the Reverse Stock Split provide a path to regaining compliance with Nasdaq’s listing requirements, but no guarantee can be provided that it will be successful in doing so. Additionally, there can be no assurance that Longevity will be able to remain in compliance with the applicable Nasdaq listing requirements on an ongoing basis.

Impact of Macroeconomic Events

Economic uncertainty in various global markets caused by political instability and conflicts, such as the ongoing Russia-Ukraine war and the related sanctions imposed against Russia, the regional conflict in the Middle East (including the Israel-Hamas war), geopolitical tensions between the United States and China, and the imposition of tariffs and other trade restrictions by the U.S. government and foreign governments and related trade tensions have led to market disruptions, including significant volatility in commodity prices, credit and capital market instability, supply chain interruptions, high levels of inflation and fluctuating interest rates. Our business, financial condition, and results of operations could be materially and adversely affected by further negative impacts on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen. Although, to date, our results of operations have not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which our operations may be impacted in the short- and long-term. The extent and duration of these market disruptions are impossible to predict. Any such disruptions may also magnify the impact of other risks described or incorporated by reference in Part I, Item 1A. "Risk Factors" in our 2024 Annual Report.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, as well as the reported revenue, expenses and net loss incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Going Concern and Management Plan

The unaudited condensed consolidated financial statements included elsewhere herein were prepared under the assumption that we would continue our operations as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of business. We had negative net working capital of $3,672,761 as of June 30, 2025 and a net loss of $3,392,305 and negative net cash flow from operations of $1,589,143 for the six months ended June 30, 2025.

We have incurred substantial recurring losses from continuing operations, have used, rather than provided, cash from our continuing operations, and are dependent on additional financing to fund future operations. These conditions raise substantial doubt about our ability to continue as a going concern within one year after the filing of this report. The unaudited condensed consolidated financial statements included elsewhere herein do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As more fully described above, we closed an offering of Common Stock and Common Stock Warrants on January 2, 2025 in the 2025 Private Placement, resulting in gross proceeds to us of approximately $1.85 million and sold shares of Common Stock under the ATM Financing in May 2025, resulting in gross proceeds to us of approximately $1.96 million. In addition, we closed on the acquisition of the operating assets of Elevai Skincare in the Elevai Acquisition on January 16, 2025, as described above. Elevai Skincare’s skincare and haircare products generated revenue of approximately $2.5 million in 2024. The Company also received $1.0 million in proceeds from the exercise of certain of the Common Stock Warrants in July 2025 as detailed in Note 14 to the accompanying unaudited condensed consolidated financial statements.

In addition to exploring the out-licensing of certain research and development programs to enhance our liquidity, we significantly reduced our operating expenses in the first quarter of 2024, by terminating certain full-time employees in non-core areas or overlapping business functions. In addition, the Company terminated leases on redundant facility space in August 2024 and May 2025.

Comparison of Results of Operations for the Three Months Ended June 30, 2025 and 2024

The following table sets forth our unaudited consolidated results of operations for the three months ended June 30, 2025 and 2024:

	Three Months Ended June 30,
	2025	2024	Change	% Change
	(unaudited)
Gross sales	$535,978	$12,720	$523,258	4,114%
Discounts and allowances	(32,366)	(400)	(31,966)	7,992%
Net sales	503,612	12,320	491,292	3,988%
Cost of sales	200,954	292	200,662	68,720%
Gross profit	302,658	12,028	290,630	2,416%
Operating expenses:
Selling and marketing	345,505	11,045	334,460	3,028%
Research and development	228,606	104,066	124,540	120%
General and administrative	1,564,967	1,064,874	500,093	47%
Depreciation and amortization of intangibles	22,184	23,530	(1,346)	-6%
Total operating expenses	2,161,262	1,203,515	957,747	80%
Loss from operations	(1,858,604)	(1,191,487)	(667,117)	56%
Other expenses, net	(27,834)	(2,113,051)	2,085,217	-99%
Loss from continuing operations before income taxes	(1,886,438)	(3,304,538)	1,418,100	-43%
Income tax benefit	—	—	—	0%
Net loss	$(1,886,438)	$(3,304,538)	$1,418,100	-43%

Sales/Gross Profit

Gross sales for the three months ended June 30, 2025 and 2024 were $535,978, and $12,720, respectively. This increase was principally generated by sales of the products acquired in the Elevai Acquisition. Discounts and allowances related to these sales totaled $32,366 and $400 for the three months ended June 30, 2025 and 2024, respectively. Our net revenue, cost of goods sold, and gross profit on these sales were $503,612, $200,954 and $302,658, respectively, for the three months ended June 30, 2025 and $12,320, $292, and $12,028, respectively, for the three months ended June 30, 2024.

Operating Expenses

Selling and marketing expenses totaled $345,505 and $11,045 for the three months ended June 30, 2025 and 2024, respectively. This increase was driven by our sales and marketing efforts related to the products acquired in the Elevai Acquisition.

Research and development expenses increased by $124,540 to $228,606 for the three months ended June 30, 2025 as compared to the same period of 2024. This increase was principally driven by the Elevai Acquisition.

General and administrative expenses increased from $1,064,874 for the three months ended June 30, 2024 to $1,564,967 for the comparable period of 2025 due to a higher level of costs for professional fees and services.

Other Expenses, Net

Other expenses, net, were $27,834 for the three months ended June 30, 2025, as compared to $2,113,051 in the corresponding period of 2024. Other expenses, net, for the first quarter of 2024 were driven by an unfavorable change in the fair value of the FPA (as defined in Note 2 to the accompanying unaudited condensed consolidated financial statements) of $2,123,477. The FPA matured in October 2024 with no funds due to or from us.

Comparison of Results of Operations for the Six Months Ended June 30, 2025 and 2024

The following table sets forth our unaudited consolidated results of operations for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024	Change	% Change
	(unaudited)
Gross sales	$1,070,921	$12,720	$1,058,201	8,319%
Discounts and allowances	(56,956)	(400)	(56,556)	14,139%
Net sales	1,013,965	12,320	1,001,645	8,130%
Cost of sales	441,484	292	441,192	151,093%
Gross profit	572,481	12,028	560,453	4,660%
Operating expenses:
Selling and marketing	626,054	11,045	615,009	5,568%
Research and development	425,518	533,486	(107,968)	-20%
General and administrative	2,840,128	1,992,268	847,860	43%
Depreciation and amortization of intangibles	46,136	47,061	(925)	-2%
Total operating expenses	3,937,836	2,583,860	1,353,976	52%
Loss from operations	(3,365,355)	(2,571,832)	(793,523)	31%
Other expenses, net	(26,950)	(4,285,868)	4,258,918	-99%
Loss from continuing operations before income taxes	(3,392,305)	(6,857,700)	3,465,395	-51%
Income tax benefit	—	—	—	0%
Loss from continuing operations	(3,392,305)	(6,857,700)	3,465,395	-51%
Loss from discontinued operations	—	(1,252,276)	1,252,276	-100%
Gain on sale of discontinued operations	—	1,534,479	(1,534,479)	-100%
Net loss	$(3,392,305)	$(6,575,497)	$3,183,192	-48%

Sales/Gross Profit

Gross sales for the six months ended June 30, 2025 and 2024 were $1,070,921 and $12,720, respectively. This increase was principally driven by sales of the products acquired in the Elevai Acquisition. Discounts and allowances related to these sales totaled $56,956 and $400 for the six months ended June 30, 2025 and 2024, respectively. Our net revenue, cost of goods sold, and gross profit on these sales were $1,013,965, $441,484, and $572,481, respectively, for the six months ended June 30, 2025 and $12,320, $292, and $12,028, respectively, for the six months ended June 30, 2024.

Operating Expenses

Selling and marketing expenses totaled $626,054 and $11,045 for the six months ended June 30, 2025 and 2024, respectively. This increase was driven by our marketing efforts related to the products acquired in the Elevai Acquisition.

Research and development expenses decreased by $107,968 to $425,518 for the first half of 2025 as compared to the same period of 2024. This decrease was principally driven by the termination of employees in non-core or overlapping business areas at the end of the first quarter of 2024, partially offset by increased costs related to business acquired in the Elevai Acquisition.

General and administrative expenses were $2,840,128 and $1,992,268 for the six months ended June 30, 2025 and 2024, respectively. This increase was primarily driven by an increase in costs for professional fees and services.

Other Expenses, Net

Other expenses, net, were $26,950 for the six months ended June 30, 2025, as compared to $4,285,868 for the corresponding period of 2024. Other expenses, net, for the six months ended June 30, 2024 were driven by an unfavorable change in the fair value of the FPA (as defined in Note 2 to the accompanying unaudited condensed consolidated financial statements) of $4,280,314. The FPA matured in October 2024 with no funds due to or from us.

Liquidity, Capital Resources, and Going Concern

As of June 30, 2025, we had cash of $1,551,199 and negative working capital of $3,672,761. In addition, we had a net loss of $3,392,305 and negative cash flows from operations of $1,589,143 for the six months ended June 30, 2025. Since our inception, we have financed operations principally through our issuances of equity securities. We significantly reduced operating expenses by the elimination of non-core areas business functions in the first quarter of 2024 and the reduction in expenses resulting from the AxoBio Disposition (as defined in Note 13 to the accompanying unaudited condensed consolidated financial statements).

Late in the second quarter of 2024, we began the launch of our cosmetic skincare products based on the Carmell Secretome™. In addition, we completed the Elevai Acquisition in January 2025. The business acquired in the Elevai Acquisition had revenue of approximately $2.5 million in 2024. Management anticipates that revenue from the continued commercialization of its cosmetic products and the anticipated cost savings from the restructuring activities detailed above will assist us in extending our cash runway. In addition, we are exploring raising additional capital and the out-licensing of certain research and development programs to enhance our liquidity.

However, the cash available to us may not be sufficient to allow us to operate for the next 12 months due to our current and potential liabilities. We may need to raise additional capital through equity or debt issuances. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. We cannot provide any assurance that any new financing will be available on commercially acceptable terms, if at all, or will be completed on a timely basis. These conditions raise substantial doubt about our ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with GAAP, which contemplates the continuation of the Company as a going concern, the realization of assets, and the satisfaction of liabilities in the normal course of business. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty or that may be necessary should we be unable to continue as a going concern.

Debt

As of June 30, 2025, we had outstanding debt totaling $16,672 related to the financing of premiums on our insurance programs (see Note 8 to the accompanying unaudited condensed consolidated financial statements).

Cash Flows

The following table summarizes our unaudited condensed consolidated cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024	Change	% Change
Net cash used in operating activities	$(1,589,143)	$(2,214,254)	$625,111	-28%
Net cash used in investing activities	(165,000)	(748,796)	583,796	-78%
Net cash provided by financing activities	3,148,203	2,248,864	899,339	40%

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $1,589,143 for the six months ended June 30, 2025 as compared to $2,214,254 in the same period of 2024. Our net loss from continuing operations decreased from $6,857,700 for the six months ended June 30, 2024 to $3,392,305 in the comparable period of 2025. For the six months ended June 30, 2024, we incurred a non-cash loss on a forward purchase agreement of $4,280,314. In addition, we paid down $1,259,808 of accounts payable and accrued liabilities in the half of 2024. This was partially offset by $1,021,361 in cash flows from the AxoBio business disposed of in March 2024.

Investing Activities

For the six months ended June 30, 2025, we paid $150,000 of costs related to the Elevai Acquisition and $15,000 of deferred costs related to the THPlasma Merger. For the six months ended June 30, 2024, we paid $748,796 of costs in connection with the AxoBio Disposition.

Financing Activities

Net cash provided by financing activities was $3,148,203 and $2,248,864 for the six months ended June 30, 2025 and 2024, respectively. In the first six months of 2025, we closed the 2025 Private Placement and sold Common Stock under the ATM Financing for aggregate net proceeds of $3,397,476. In the first half of 2024, we received net proceeds from the sale of shares of Common Stock totaling $2,687,225. In addition, loan repayments related to the Company's insurance premium financing programs decreased by $220,626 in the 2025 period, reflecting a lower level of cost financed under our insurance programs.

Contingencies

On November 8, 2023, Puritan (as defined in Note 9 to the accompanying unaudited condensed consolidated financial statements) filed a complaint captioned Puritan Partners LLC v. Carmell Regen Med Corporation et al., No. 655566/2023 (New York Supreme Court, New York County) naming the Company as defendant. In the complaint, Puritan asserts that we breached our obligations under the Convertible Notes and the Convertible Note Warrants (as each such term is defined in Note 9 to the accompanying unaudited condensed consolidated financial statements). Puritan also asserts that we did not comply with our obligation to provide Puritan with 25,000 freely tradable shares of Common Stock on a timely basis. Puritan asserts claims for declaratory judgment, breach of contract, conversion, foreclosure of its security interest, replevin, unjust enrichment, and indemnification, and seeks remedies including damages totaling $2,725,000 through November 1, 2023, additional fees and interest thereafter, costs and attorney’s fees, an order of foreclosure on its security interest, and other declaratory relief. The Company carried an accrual for interest payable of $1,175,845 as of both December 31, 2024 and 2023, related to the Convertible Notes. In July 2024, the Court dismissed four of the eight claims in the complaint without prejudice. The case is currently in the discovery phase with respect to the remaining claims, which is expected to last through the fourth quarter of 2025. We intend to defend ourselves vigorously against this litigation. However, there can be no assurance that this matter will be resolved in our favor, and an adverse outcome could have a material adverse effect on our financial condition.

Contractual Obligations and Commitments

In addition to financing obligations under our debt agreements, our contractual and commercial commitments include expenditures for operating leases and royalty payments. See Note 4 and Note 11 to the accompanying unaudited condensed consolidated financial statements for information on the royalties related to the Asset Purchase Agreement and the Yuva License (as defined in Note 9 to the accompanying unaudited condensed consolidated financial statements).

Emerging Growth Company and Smaller Reporting Company Status

The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. Although we qualify as an emerging growth company, we have elected not to “opt-out” of this provision and, as a result, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt-out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million, and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year, and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time that we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our

Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not required.

Item 4. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2025. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of such date due to the material weakness in our internal controls described below. During the course of its evaluation, management identified a material weakness in the Company’s internal controls over the accounting treatment for a complex transaction in 2024. We have addressed this weakness by adopting a policy requiring formal documentation to substantiate the accounting treatment of all material transactions, including references to the relevant authoritative guidance.

Changes in Internal Control Over Financial Reporting

Other than as addressed above, there has been no change in our internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

For a description of our material pending legal proceedings, see Note 9 to the accompanying unaudited condensed consolidated financial statements, which are incorporated herein by reference.

Item 1A. Risk Factors.

There have been no material changes from the risk factors disclosed under “Risk Factors” in Part I, Item 1A of our 2024 Annual Report, except as noted below. The risks and uncertainties described in our 2024 Annual Report and those described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Related to the Merger

Failure to complete, or delays in completing, the THPlasma Merger could materially and adversely affect Longevity’s results of operations, business, financial results and/or common stock price.

On July 14, 2025, Longevity entered into the THPlasma Agreement with True Health, pursuant to which, if all of the conditions to the Merger Closing are satisfied or waived, Merger Sub will merge with and into True Health, with True Health surviving as Longevity’s wholly owned subsidiary. Consummation of the THPlasma Merger is subject to certain closing conditions, a number of which are not within Longevity’s control. Any failure to satisfy these required conditions to the Merger Closing may prevent, delay or otherwise materially adversely affect the completion of the transaction. Longevity cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that Longevity will be able to successfully consummate the THPlasma Merger as currently contemplated under the THPlasma Agreement or at all.

Longevity’s efforts to complete the THPlasma Merger could cause substantial disruptions in, and create uncertainty surrounding, Longevity’s business, which may materially adversely affect Longevity’s results of operations and Longevity’s business. Uncertainty as to whether the THPlasma Merger will be completed may affect Longevity’s ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. Uncertainty as to whether the THPlasma Merger will be completed could adversely affect Longevity’s business and Longevity’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer their decisions to work with Longevity or seek to change their existing business relationships with Longevity. Changes to, or termination of, existing business relationships could adversely affect Longevity’s results of operations and financial condition, as well as the market price of the Common Stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the THPlasma Merger or termination of the THPlasma Agreement.

The Merger Shares will not change or otherwise be adjusted based on the market price of Common Stock, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the THPlasma Agreement was signed.

Any changes in the market price of the Common Stock before the completion of the THPlasma Merger will not affect the number of shares True Health stockholders will be entitled to receive pursuant to the THPlasma Agreement. Therefore, if before the completion of the THPlasma Merger, the market price of the Common Stock increases from the market price on the date of the THPlasma Agreement, then True Health stockholders could receive Merger Consideration with substantially higher value for their shares of True Health Capital Stock than the parties had negotiated when they established the Merger Shares. Similarly, if before the completion of the THPlasma Merger the market price of the Common Stock decreases from the market price on the date of the THPlasma Agreement, then True Health stockholders could receive Merger Consideration with substantially lower value than the parties had negotiated when they established the Merger Shares. The THPlasma Agreement does not include a price-based termination right.

If the conditions to the THPlasma Merger are not satisfied or waived, the THPlasma Merger may not occur.

Even if the THPlasma Merger is approved by the True Health stockholders and the issuance of the Merger Consideration is approved by the Longevity stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the THPlasma Merger. These conditions are set forth in the THPlasma Agreement and will be described in further detail in the registration statement on Form S-4 to be filed by Longevity in connection with the THPlasma Merger. Longevity and True Health cannot assure you that all of the conditions to the consummation of the THPlasma Merger will be satisfied or waived. If the conditions are not satisfied or waived, the THPlasma Merger may not occur, or the Merger Closing may be delayed.

The THPlasma Merger may be completed even though a material adverse effect may result from the public announcement of the THPlasma Merger, industry-wide changes or other causes.

In general, neither Longevity nor True Health is obligated to complete the THPlasma Merger if there is a material adverse effect affecting the other party between July 14, 2025 (the date of the THPlasma Agreement) and the Merger Closing. However, certain types of events are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic conditions, industry-wide changes, changes resulting from the public announcement of the THPlasma Merger, natural disasters, pandemics, public health events, other force majeure events, acts or threat of terrorism or war and changes in law or GAAP. Therefore, if any of these events were to occur and adversely affect Longevity or True Health, the other party would still be required to consummate the THPlasma Merger notwithstanding such material adverse effects. If any such adverse effects occur and Longevity or True Health consummates the Merger Closing, the common stock price of the combined company following the THPlasma Merger (the “Combined Company”) may suffer. This, in turn, may reduce the value of the THPlasma Merger to the stockholders of Longevity, True Health, or both.

If Longevity and True Health complete the THPlasma Merger, the Combined Company may need to raise additional capital by issuing equity securities or additional debt, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations.

The Combined Company may need to raise additional capital in the future. Additional financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all stockholders of the Combined Company, including Longevity stockholders and former True Health stockholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company’s common stock. Any debt financing into which the Combined Company enters may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to grant liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, the terms of such arrangements may not be favorable to the Combined Company.

Some Longevity directors and executive officers may have interests in the THPlasma Merger that are different from yours and that may influence them to support or approve the THPlasma Merger without regard to your interests.

Directors and executive officers of Longevity may have interests in the THPlasma Merger that are different from, or in addition to, the interests of other Longevity stockholders generally. These interests with respect to Longevity’s directors and executive officers may include, among others, acceleration of stock option vesting, severance payments if employment is terminated in a qualifying termination in connection with the THPlasma Merger and rights to continued indemnification, expense advancement and insurance coverage. One or more members of the Longevity board of directors may continue as directors of the Combined Company after the Effective Time, and, following the Merger Closing, may therefore be eligible to be compensated as non-employee directors of the Combined Company.

In addition, certain members of the Longevity board of directors will continue as directors of the Combined Company after the Effective Time, and, following the Merger Closing, will be eligible to be compensated as non-employee directors of the Combined Company pursuant to a non-employee director compensation policy that is expected to be adopted in connection with the Merger Closing and take effect at the Effective Time.

The Longevity board of directors was aware of and considered those interests, among other matters, in reaching its decision to approve and adopt the THPlasma Agreement, approve the THPlasma Merger, and recommend the approval of the THPlasma Agreement to Longevity stockholders. These interests, among other factors, may have influenced the directors and executive officers of Longevity to support or approve the THPlasma Merger.

Longevity stockholders may not realize a benefit from the THPlasma Merger commensurate with the ownership dilution they will experience in connection with the THPlasma Merger.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the THPlasma Merger, Longevity stockholders will have experienced substantial dilution of their ownership interests, without receiving any commensurate benefit, or will have only received part of the commensurate benefit resulting from the extent to which the Combined Company is able to realize the strategic and financial benefits currently anticipated from the THPlasma Merger.

If the THPlasma Merger is not completed, Longevity’s stock price may decrease significantly.

The market price of the Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of the Common Stock will likely be volatile based on whether stockholders and other investors believe that Longevity can complete the THPlasma Merger or otherwise raise additional capital to support Longevity’s operations if the THPlasma Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of the Common Stock may be exacerbated by low trading volume. Additional factors that may cause the market price of the Common Stock to fluctuate include:

•
the entry into, or termination of, Longevity’s key agreements, including commercial partner agreements;
•
announcements by Longevity’s commercial partners or competitors of new commercial products, significant contracts, commercial relationships or capital commitments;
•
the loss of Longevity’s key employees;
•
future sales of the Common Stock;
•
general and industry-specific economic conditions that may affect its research and development expenditures;
•
Longevity’s failure to meet industry analyst expectations; and
•
period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Longevity stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the THPlasma Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the THPlasma Merger, the current Longevity stockholders will generally own a smaller percentage of the Combined Company than their ownership of their respective companies prior to the THPlasma Merger. Immediately after the consummation of the THPlasma Merger, Longevity securityholders as of immediately prior to the THPlasma Merger are expected to own approximately 10% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and the former True Health securityholders are expected to own approximately 90% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, in each case, before the issuance of any Earnout Shares.

During the pendency of the THPlasma Merger, neither Longevity nor True Health will be able to enter into a business combination with another party on more favorable terms because of restrictions in the THPlasma Agreement, which could adversely affect their respective business prospects.

Covenants in the THPlasma Agreement impede the ability of Longevity and True Health to make acquisitions during the pendency of the THPlasma Merger, subject to specified exceptions. As a result, if the THPlasma Merger is not completed, the parties may be at a disadvantage with respect to their competitors during that period. In addition, while the THPlasma Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a THPlasma Merger, sale of assets or other business combination, subject to specified exceptions. Even if such a transaction would be favorable to such party’s stockholders, such party would be unable to pursue it.

Certain provisions of the THPlasma Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the THPlasma Agreement.

The terms of the THPlasma Agreement prohibit each of Longevity and True Health from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals except in limited circumstances as set forth in the THPlasma Agreement.

Because the lack of a public market for True Health Capital Stock makes it difficult to evaluate the fair market value of its capital stock, the value of the Common Stock to be issued to True Health stockholders may be more or less than the fair market value of True Health Capital Stock.

The outstanding True Health Capital Stock is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of True Health Capital Stock. Because the percentage of Longevity equity to be issued to True Health stockholders was determined based on negotiations between the parties, it is possible that the value of the Common Stock to be issued to True Health stockholders will be more or less than the fair market value of True Health Capital Stock.

Lawsuits may be filed against Longevity, True Health, or any of the members of their respective boards of directors arising out of the THPlasma Merger, which may delay or prevent the THPlasma Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Longevity, the Longevity board of directors, True Health, the True Health board of directors and others in connection with the transactions contemplated by the THPlasma Agreement. The outcome of litigation is uncertain, and Longevity or True Health may not be successful in defending against any such future claims. Lawsuits that may be filed against Longevity, the Longevity board of directors, True Health, or the True Health board of directors could delay or prevent the THPlasma Merger, divert the attention of Longevity’s and True Health’s management and employees from their day-to-day business and otherwise adversely affect Longevity and True Health financially.

Longevity is substantially dependent on Longevity’s remaining employees to facilitate the consummation of the THPlasma Merger.

As of August 13, 2025, Longevity had only ten full-time employees. Longevity’s ability to successfully complete the THPlasma Merger depends in large part on Longevity’s ability to retain certain remaining personnel. Despite Longevity’s efforts to retain these employees, one or more employees may terminate their employment with Longevity on short notice. The loss of the services of certain employees could potentially harm Longevity’s ability to consummate the THPlasma Merger and run Longevity’s day-to-day business operations, as well as fulfill Longevity’s reporting obligations as a public company.

Financial projections regarding Longevity and True Health may not prove accurate.

In connection with the THPlasma Merger, Longevity and True Health prepared and considered internal financial forecasts for Longevity and True Health. These financial projections are based on several assumptions, including regarding future operating cash flows, expenditures and income of Longevity and True Health, including benefits to be realized from the THPlasma Merger. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, within projected timeframes or at all. The failure of Longevity and True Health to achieve projected results could have a material adverse effect on the price of each company’s common stock prior to the consummation of the THPlasma Merger and the Combined Company’s financial position after the consummation of the THPlasma Merger.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

None.

Item 5. Other Information.

Insider Trading Arrangements

During the six months ended June 30, 2025, none of the Company’s directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 6. Exhibits.

Furnish the exhibits required by Item 601 of Regulation S-K (§ 229.601 of this chapter).

Number	Description
2.1†

Agreement and Plan of Merger, dated as of July 14, 2025, by and among Longevity Health Holdings, Inc., THP Sub, Inc., True Health Inc. and Truehealth Management Group LLC. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2025).

3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2023).
3.2

Certificate of Amendment to Third Amended and Restated Certificate of Incorporation, effective August 1, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 1, 2023).

3.3

Certificate of Amendment to Third Amended and Restated Certificate of Incorporation, effective March 5, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2025).

3.4

Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Longevity Health Holdings, Inc., effective May 12, 2025 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2025).

3.5	Amended and Restated Bylaws of Longevity Health Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 10, 2025).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents.

* Filed herewith

† Annexes, schedules and exhibits to this Exhibit omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Longevity Health Holdings, Inc.

Date: August 14, 2025	By:	/s/ Rajiv Shukla
Name: Rajiv Shukla
Title: Chairman and Chief Executive Officer

Longevity Health Holdings, Inc.

Date: August 14, 2025	By:	/s/ Bryan J. Cassaday
Name: Bryan J. Cassaday
Title: Chief Financial Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rajiv Shukla, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 of Longevity Health Holdings, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 14, 2025	By:	/s/ Rajiv Shukla
Rajiv Shukla
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bryan J. Cassaday, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 of Longevity Health Holdings, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 14, 2025	By:	/s/ Bryan J. Cassaday
Bryan J. Cassaday
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Longevity Health Holdings, Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2025	By:	/s/ Rajiv Shukla
Rajiv Shukla
Chairman and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Longevity Health Holdings, Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2025	By:	/s/ Bryan J. Cassaday
Bryan J. Cassaday
Chief Financial Officer